Exhibit 99.1

ABITS GROUP INC. (ABTS) Acquires Additional 400 Units of Antminer T21

Hong Kong, November 25, 2024 — Abits Group Inc. (NASDAQ: ABTS), a U.S.-based digital data center operator specializing in Bitcoin self-mining operations, today announced it has signed agreements with Bitmain to purchase an additional 400 units of Antminer T21 for delivery by early December. Following the return of previously announced 500 units of S19 XP, the company has strategically shifted to the more advanced T21 miners. This purchase will increase the total mining fleet at its Tennessee site to 2,375 units, comprising:

●	1,370 units of Antminer S19 XP Hydro (featuring hydro-cooling technology)

●	305 units of Antminer S19J Pro

●	700 units of Antminer T21

The T21 delivers a hash rate of 190 TH/s per unit with power efficiency of 19J/T. These new machines come with a one-year manufacturer warranty. The additional 400 units will boost the total hash power by approximately 76 PH/s to over 500 PH/s.

About Abits Group Inc.

Abits Group Inc. (NASDAQ: ABTS) is a U.S.-based digital data center operator specializing in Bitcoin self-mining operations. For more information, please visit www.abitsgroup.com or contact ir@abitgrp.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.